UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 11, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY TO PRESENT AT THE PRECIOUS METALS SUMMIT 2019 AND THE 2019 DENVER GOLD FORUM

Johannesburg, Wednesday, 11 September 2019. Harmony Gold Mining Company Limited (“Harmony”) is pleased to advise that a presentation on Harmony will be shared today at the Precious Metals Summit in Colorado.

In addition to the above conference, Harmony’s CEO, Peter Steenkamp, will give a presentation on Harmony at the 2019 Denver Gold Forum next week, Monday 16 September 2019. The presentations will be available on Harmony’s website:
https://www.harmony.co.za/invest/presentations/2019

Ends.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Manager: Investor Relations
+27(0)82 759 1775 (mobile)

11 September 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 11, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director